Exhibit 3.3

Amendment to

Restated Bylaws

of TrueBlue, Inc.

Adopted as of March 31, 2008

RESOLVED:  That the Restated Bylaws of TrueBlue, Inc. shall be amended by amended and restated Section 3 of Article II as follows:

3.        Election—Term of Office.   At each annual shareholders’ meeting the shareholders shall elect the directors to hold office until the next annual meeting of the shareholders and until their respective successors are elected and qualified. If, for any reason, the directors shall not have been elected at any annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws.

Except as provided in Section 11 of this Article II relating to vacancies and as otherwise provided in this paragraph, each director shall be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of shares cast “for” a director’s election exceeds the number of votes cast “against” that director. The following shall not be votes cast: (a) a share whose ballot is marked as withheld; (b) a share otherwise present at the meeting but for which there is an abstention; and (c) a share otherwise present at the meeting as to which a shareholder gives no authority or direction. In a contested election, the directors shall be elected by the vote of a plurality of the votes cast. A contested election is one in which the number of nominees exceeds the number of directors to be elected.

The following procedures apply in a non-contested election. A nominee who does not receive a majority vote shall not be elected. Except as otherwise provided in this paragraph, an incumbent director who is not elected because he or she does not receive a majority vote shall continue to serve as a holdover director until the earliest of (a) 90 days after the date on which an inspector determines the voting results as to that director pursuant to RCW 23B.07.290; (b) the date on which the Board of Directors appoints an individual to fill the office held by such director, which appointment shall constitute the filling of a vacancy by the Board of Directors pursuant to Section 11 of this Article II; or (c) the date of the director’s resignation. Any vacancy resulting from the non-election of a director under this Section 3 may be filled by the Board of Directors as provided in Section 11 of this Article II. The Governance and Nominating Committee will consider promptly whether to fill the position of a nominee failing to receive a majority vote and make a recommendation to the Board of Directors about filling the position. The Board of Directors will act on the Governance and Nominating Committee’s recommendation and within ninety (90) days after the certification of the shareholder vote will disclose publicly its decision. Except as provided in the next sentence, no director who failed to receive a majority vote for election will participate in the Governance and Nominating Committee recommendation or Board of Directors decision about filling his or her office. If no director receives a majority vote in an uncontested election, then the incumbent directors (a) will nominate a slate of directors and hold a special meeting for the purpose of electing those nominees as soon as practicable, and (b) may in the interim fill one or more director positions with the same director(s) who will continue in office until their successors are elected.

                RESOLVED FURTHER, that this amendment shall be effective the day immediately following the adjournment of the 2008 annual shareholders meeting, which is presently scheduled to occur on May 14, 2008.